

April 11, 2024

Julian Garrido Del Val Neto
Chief Financial Officer
Lavoro Limited
Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
São Paulo-SP, Brazil, 04548-005

      Re: Lavoro Limited
          Form 20-F for Fiscal Year Ended June 30, 2023
          Forms 6-K dated November 1, 2023 and March 7, 2024
          File No. 001-41635

Dear Julian Garrido Del Val Neto:

     We have reviewed your filings and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2023

Item 5. Operating and Financial Review and Prospects
Historical Consolidated Statements of Profit or Loss, page 117

1.   In your discussion of year-over-year changes in revenue, cost of goods sold and gross profit, you identify multiple factors for changes in the line items without quantifying the impact of each. Please revise your disclosure to quantify the amount of the changes contributed by each underlying factor that you identified. Refer to Item 5 of Form 20-F.

2.   Please tell us your consideration of providing a discussion of results of operations on a segment basis. Refer to Item 5 of Form 20-F. Please also disclose, with quantification, the business reasons for changes in your non-allocated corporate expenses.

Form 6-K dated November 1, 2023

Exhibit 99.1

3.   You disclose certain pro forma financial information for the fourth quarters and full fiscal years of FY 2023 and FY 2022. Your reconciliation of Pro Forma Adjusted EBITDA begins with pro forma net profit/loss for the period and includes pro forma non-IFRS adjustments. Please tell us and disclose explicitly whether these amounts are calculated in a manner consistent with the pro forma requirements in Article 11 of Regulation S-X.

Form 6-K dated March 7, 2024

Exhibit 99.1
FY2Q24 Financial Highlights, page 2

4.   You discuss the changes in Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit, non-IFRS measures, without a discussion of the changes in their most directly comparable IFRS measures. Please tell us how you considered the guidance in Rule 100(a) of Regulation G.

5.   The Adjusted EBITDA at the segment level appears to be a non-IFRS measure. Please tell us your consideration of providing a reconciliation to its directly comparable IFRS measure as required in Rule 100(a) of Regulation G.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services